AVICENA GROUP, INC.

228 Hamilton Avenue, Third Floor

Palo Alto, California 94301

(415) 397-2898

November 11, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attn: Samuel Thomas Kluck, III

VIA FACSIMILE AND EDGAR

Re:	Avicena Group, Inc.
Acceleration Request for Registration Statement on Form SB-2
File No. 333-129536
Acceleration Request for Form 8-A

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Avicena Group, Inc. (the “Registrant”) hereby requests that the effective date for the Registration Statements and Form 8-A referred to above be accelerated to 4:00 p.m., eastern time, on November 14, 2005, or as soon as practicable thereafter.

In making its request, the Registrant acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Avicena Group, Inc.

/s/ Belinda Tsao Nivaggioli
Belinda Tsao Nivaggioli Chief Executive Officer